                                         File No. 70-8083


                       CERTIFICATE OF NOTIFICATION

                                (Rule 24)

                                 to the

                   SECURITIES AND EXCHANGE COMMISSION

                                   by

             YANKEE ATOMIC ELECTRIC COMPANY (YANKEE ATOMIC)


    It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Orders of the Securities and Exchange Commission dated December 16, 1992 and March 11, 1994 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Orders of the Commission, as follows:

    The maximum concurrent amount of short-term borrowings outstanding during the quarter and the amount outstanding at the end of the quarter is shown in Exhibit A.


                                SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                      YANKEE ATOMIC ELECTRIC COMPANY

                                      s/Thomas Bennet, Jr.


                                      Thomas Bennet, Jr.
                                      Vice President
                                      and Treasurer

Date:  November 14, 1995